Pernix Therapeutics Holdings, Inc.
10 North Park Place, Suite 201
Morristown, New Jersey 07960

December 15, 2017

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Pernix Therapeutics Holdings, Inc.
       Registration Statement on Form S-3
       Filed November 22, 2017
       File No. 333-221717
       Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Pernix Therapeutics Holdings, Inc. (the "Company") hereby requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement on Form S-3 and declare such Registration Statement effective as of 4:00 p.m., Eastern Standard Time, on December 18, 2017, or as soon thereafter as possible.

Please feel free to direct any questions or comments concerning this request to Steve Abrams of Hogan Lovells US LLP at (267) 675-4671.

Very truly yours,

Pernix Therapeutics Holdings, Inc.

/s/ John Sedor
By:	John Sedor
Title:	Chief Executive Officer